Exhibit 12.1

American Land Lease, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend

(in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before taxes and minority interest in Operating Partnership	$12,966	$9,788	$10,190	$6,566	$3,566
Interest Expense	5,844	5,699	5,381	4,751	4,286
Interest component of rental expense	54	54	54	54	54

Total earnings (A)	$18,864	$15,540	$15,625	$11,371	$7,906

Fixed charges:
Interest Expense	$5,844	$5,698	$5,381	$4,751	$4,286
Capitalized interest	5,554	3,768	3,312	3,426	2,916
Interest component of rental expense	54	54	54	54	54
Preferred stock dividends	1,647	—	—	—	—

Total fixed charges (B)	$13,099	$9,520	$8,747	$8,231	$7,256

Ratio of earnings to fixed charges (A divided by B)	1.4	1.6	1.8	1.4	1.1